April 6, 2017

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.

Registration Statement on Form S-1

File No. 333-207888

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Elevate Credit, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-207888), to 9:00 a.m., Eastern Time, on April 6, 2017 or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Brandon C. Parris, our counsel at Morrison & Foerster LLP, at 415-268-6617.

Very truly yours,

Elevate Credit, Inc.

By:	/s/ Christopher Lutes
Name:	Christopher Lutes
Title:	Chief Financial Officer